Exhibit 99.1

ASCENDIS PHARMA A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income for the Three and Six Months Ended June 30, 2015 and 2014	2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2015 and December 31, 2014	3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at June 30, 2015 and 2014	4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Six Months Ended June 30, 2015 and 2014	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss

and Other Comprehensive Income for the Three and Six Months Ended June 30

		Three Months Ended June 30		Six Months Ended June 30
		Consolidated
	Notes	2015	2014	2015	2014
		(EUR’000)		(EUR’000)
Revenue	4	1,943	3,913	4,024	7,907
Research and development costs		(12,641)	(4,686)	(19,975)	(8,245)
General and administrative expenses		(2,144)	(1,407)	(4,549)	(2,352)

Operating profit / (loss)		(12,842)	(2,180)	(20,500)	(2,690)
Finance income		5	101	9,140	149
Finance expenses		(2,486)	(29)	(2,495)	(65)

Profit / (loss) before tax		(15,323)	(2,108)	(13,855)	(2,606)
Tax on profit / (loss) for the period		284	(30)	238	(34)

Net profit / (loss) for the period		(15,039)	(2,138)	(13,617)	(2,640)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		—	(3)	(18)	(2)

Other comprehensive income / (loss) for the period, net of tax		—	(3)	(18)	(2)

Total comprehensive income / (loss) for the period, net of tax		(15,039)	(2,141)	(13,635)	(2,642)

Profit / (loss) for the period attributable to owners of the Company		(15,039)	(2,138)	(13,617)	(2,640)
Total comprehensive income / (loss) for the period attributable to owners of the Company		(15,039)	(2,141)	(13,635)	(2,642)

		EUR	EUR	EUR	EUR
Basic earnings per share		(0.63)	(0.20)	(0.60)	(0.24)
Diluted earnings per share		(0.63)	(0.20)	(0.60)	(0.24)

Number of shares used for calculation (basic)		23,970,242	10,801,948	22,683,493	10,801,948
Number of shares used for calculation (diluted)		23,970,242	10,801,948	22,683,493	10,801,948

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	June 30, 2015	December 31, 2014
		(EUR’000)
Assets
Non-current assets
Intangible assets		3,495	3,495
Property, plant and equipment		2,206	1,874
Deposits		153	140

		5,854	5,509

Current assets
Trade receivables		1,348	1,292
Other receivables		1,503	210
Prepayments		325	620
Income taxes receivable		1,228	873
Cash and cash equivalents		137,854	50,167

		142,258	53,162

Total assets		148,112	58,671

Equity and liabilities
Equity
Share capital	7	3,247	2,272
Other reserves		4,954	3,979
Retained earnings		127,529	39,559

Total equity		135,730	45,810

Current liabilities
Trade payables and other payables		6,974	4,956
Deferred income		5,408	7,905

		12,382	12,861

Total liabilities		12,382	12,861

Total equity and liabilities		148,112	58,671

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)
Equity at December 31, 2014	2,272	(71)	4,050	39,559	45,810

Loss for the period	—	—	—	(13,617)	(13,617)
Other comprehensive income, net of tax	—	(18)	—	—	(18)

Total comprehensive income / (loss)	—	(18)	—	(13,617)	(13,635)
Share-based payment (Note 6)	—	—	993	—	993
Capital increase	975	—	—	109,983	110,958
Cost of capital increase	—	—	—	(8,396)	(8,396)

Equity at June 30, 2015	3,247	(89)	5,043	127,529	135,730

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)
Equity at December 31, 2013	1,448	(57)	2,776	2,134	6,301

Loss for the period	—	—	—	(2,640)	(2,640)
Other comprehensive income, net of tax	—	(2)	—	—	(2)

Total comprehensive income / (loss)	—	(2)	—	(2,640)	(2,642)
Share-based payment (Note 6)	—	—	478	—	478

Equity at June 30, 2014	1,448	(59)	3,254	(506)	4,137

Unaudited Condensed Consolidated Interim Cash Flow Statements for the

Six Months Ended June 30

		Consolidated
	Notes	2015	2014
		(EUR’000)
Operating activities
Net profit / (loss) for the period		(13,617)	(2,640)
Reversal of finance income		(9,140)	(149)
Reversal of finance expenses		2,495	65
Reversal of tax charge		(238)	34

Adjustments for:
Share-based payment		993	478
Depreciation and amortization		260	245

Changes in working capital:
Deposits		(13)	(105)
Trade receivables		(57)	(393)
Other receivables		(1,293)	(457)
Prepayments		295	(40)
Trade payables and other payables		2,000	1,174
Deferred income		(2,496)	(5,623)

Cash flows from / (used in) operations		(20,811)	(7,411)
Finance income received		56	149
Finance expenses paid		(182)	(67)
Income taxes paid		(117)	(39)

Cash flows from / (used in) operating activities		(21,054)	(7,368)

Investing activities
Acquisition of property, plant and equipment		(592)	(304)

Cash flows from / (used) in investing activities		(592)	(304)

Financing activities
Capital increase, net of expenses		102,562	—

Cash flows from / (used in) financing activities		102,562	—

Increase / (decrease) in cash and cash equivalents		80,916	(7,672)

Cash and cash equivalents at January 1		50,167	19,430
Effect of exchange rate changes on balances held in foreign currencies		6,771	—

Cash and cash equivalents at June 30		137,854	11,758

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a biotechnology company that applies its TransCon technology to develop a pipeline of long-acting prodrug therapies with best-in-class profiles that address large markets with significant unmet medical needs. Ascendis Pharma is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900 Hellerup.

On February 2, 2015, the Company completed its initial public offering (“IPO”), which resulted in the listing of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The NASDAQ Global Select Market.

The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on August 24, 2015.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Statements”. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2014 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in Note 3.

Changes in Accounting Policies

The accounting policies applied when preparing these condensed consolidated interim financial statements have been applied consistently to all the periods presented, unless otherwise stated and are consistent with those of the Company’s most recent annual consolidated financial statements. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2014.

Retrospective Effect of Bonus Share Issuance

All share and per share data in the condensed consolidated interim financial statements give retrospective effect to a bonus issuance of shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares, which was effective on January 13, 2015, with the corresponding impacts on both share capital and retained earnings also retrospectively recognized. Retrospective effect has also been given with respect to the share and per share data for the Company’s warrants.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 3—Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. In some instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates we have made. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial conditions, results of operations and cash flows will be affected.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated financial statements relate to revenue recognition, share-based payment, internally generated intangible assets, and joint arrangements / collaboration agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year relate to impairment of goodwill and to useful lives of property, plant and equipment and finite-lived intangible assets. There have been no changes to the applied useful lives of property, plant and equipment or finite-lived intangible assets, or in the application of other significant accounting estimates, and no impairment losses have been recognized during the first six months of 2015 or 2014.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2014.

Note 4—Revenue

	Consolidated
	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(EUR’000)		(EUR’000)
Revenue from the rendering of services	695	1,207	1,528	2,494
License income	1,248	2,706	2,496	5,413

Total revenue	1,943	3,913	4,024	7,907

Revenue from external customers (geographical)
USA	1,838	3,341	3,731	6,975
Germany	105	572	293	932

Total revenue	1,943	3,913	4,024	7,907

Note 5—Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets, except for the geographical information on revenue included in Note 4.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6—Warrants and Share-based Payment

Share-based payment

We have established warrant programs, or equity-settled share-based payment transactions, as an incentive for all of our employees, members of our Board of Directors and select external consultants.

Warrants are granted by our Board of Directors in accordance with authorizations given to it by our shareholders. As of June 30, 2015, our Board of Directors has been authorized to grant up to 8,019,404 warrants to our employees, board members and select consultants without pre-emptive subscription rights for our shareholders. As of June 30, 2015, 3,019,404 warrants had been granted, of which 19,580 warrants have been cancelled. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our Board of Directors. The exercise prices under our warrant programs are approximately €2.65, €6.48 and €8.00 depending on the grant dates. Vested warrants may generally be exercised in two annual exercise periods, although warrants granted in November 2014 are exercisable in four annual exercise periods.

Warrant Activity

The following table specifies the warrant activity during the first six months of 2015:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at December 31, 2014	2,999,824	5.70

Granted during the year	—	—
Exercised during the year	(361,046)	3.16
Forfeited during the year	—	—
Expired during the year	—	—

Outstanding at June 30, 2015	2,638,778	6.05

Vested at the balance sheet date	1,583,311	5.22

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized in the statement of profit or loss over the vesting period of the warrants granted.

	Consolidated		Consolidated
	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(EUR’000)		(EUR’000)
Research and development costs	147	73	338	155
General and administrative expenses	290	184	655	323

Total warrant compensation costs	437	257	993	478

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7—Share Capital

The share capital of Ascendis Pharma A/S consists of 24,196,826 shares at a nominal value of DKK 1. Following the Company’s IPO, all share classes were converted into ordinary shares in the ratio of 1:1.

On January 13, 2015, as preparation for the IPO, the Company’s shareholders approved an issuance of bonus shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares, thereby increasing the number of shares from 4,233,945 shares to 16,935,780 shares. All share and per share data in this report, including those relating to the warrants, give retrospective effect to the bonus issuance of shares.

On February 2, 2015, the Company closed its IPO of 6,900,000 American Depositary Shares, or “ADSs”, on The NASDAQ Global Select Market under the symbol “ASND”. Each ADS represents one ordinary share. The 6,900,000 ADSs include the exercise in full by the underwriters of their option to purchase additional ADSs. As part of the IPO, the Company’s share capital was increased from 16,935,780 shares to 23,835,780 shares and all classes of preference shares converted into ordinary shares.

On May 21, May 29, June 4, and June 9, 2015, an aggregate of 361,046 warrants were exercised, increasing the Company’s share capital from 23,835,780 shares to 24,196,826 shares.

Note 8—Subsequent Events

On July 30, 2015, the Company announced positive top-line results from its six-month Phase 2 study evaluating the safety and efficacy of once-weekly TransCon Growth Hormone in 53 treatment-naive, pre-pubertal children with growth hormone deficiency.

No other events have occurred after the balance sheet date that would have a significant impact on the results or financial position of the Company.